Exhibit 99.1

ELECTRONICS FOR IMAGING, INC.

INTRODUCTORY NOTE TO THE UNAUDITED PRO FORMA CONDENSED
COMBINED STATEMENT OF OPERATIONS AND RELATED FOOTNOTES

     The following unaudited pro forma condensed combined statement of operations is presented to illustrate the effects of the merger of Printcafe and Electronics for Imaging (EFI) on the operating results of EFI. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2003 gives effect to the merger as if it was completed on January 1, 2003.

     The following unaudited pro forma condensed combined statement of operations was derived from (a) EFI’s audited statement of income for the year ended December 31, 2003, and (b) Printcafe’s unaudited statement of operations for the period ended October 21, 2003.

     The following unaudited pro forma condensed combined statement of operations and related footnotes are not necessarily indicative of EFI’s results of operations if the merger had been completed as of the date indicated. Additionally, the following unaudited pro forma condensed combined statement of operations and related footnotes are not necessarily indicative of EFI’s future operating results.

     The following unaudited pro forma condensed combined statement of operations is based on estimates and assumptions set forth in the notes to this statement. EFI prepared the unaudited pro forma condensed combined statement of operations using the purchase method of accounting with EFI as the acquirer. Accordingly, EFI’s costs to acquire Printcafe were allocated to the assets and the liabilities assumed based upon their estimated fair values as of the date of acquisition. The valuation of the intangible assets was based upon an evaluation of Printcafe’s technology, the knowledge of the technology embedded in Printcafe’s products, and EFI’s extensive knowledge of the industry and the marketplace.

ELECTRONICS FOR IMAGING, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

Year Ended December 31, 2003
(in thousands, except per share data)

	EFI	Printcafe	Pro Forma		EFI Pro
	Historical	Historical	Adjustments		Forma

Revenue	$379,587	$28,438	$—		$408,025
Cost of revenue	148,054	7,748	323	(2)	156,125

Gross profit	231,533	20,690	(323)		251,900
Research and development	96,697	9,900	421	(2)	107,018
Sales and marketing	61,597	14,479	351	(2)	76,427
General and administrative	21,690	8,875	165	(2)	30,730
Amortization of identified intangibles and other acquisition related charges	19,670	5,189	(1,416	)(3)	23,443
Depreciation	—	1,260	(1,260	)(2)	—
Stock-based compensation and warrants	—	804	—		804

Total operating expenses	199,654	40,507	(1,739)		238,422

Income (loss) from operations	31,879	(19,817)	1,416		13,478
Other income (expense), net	7,041	—	(952	)(4)	6,089
Litigation settlement income	2,408	—	—		2,408
Debt discount	—	(2,531)	2,531	(5)	—
Interest expense related party	—	(1,043)	1,043	(6)	—

Income (loss) before income taxes	41,328	(23,391)	4,038		21,975
Provision for income taxes	(14,820)	—	6,774	(7)	(8,046)

Net income (loss)	$26,508	$(23,391)	$10,812		$13,929

Shares used in basic per share calculation	53,789	11,555	202	(1)	53,991
Net income (loss) per basic common share	$0.49	$(2.02)			$0.26
Shares used in diluted per share calculation	54,839	11,555	202	(1)	55,041
Net income (loss) per diluted common share	$0.48	$(2.02)			$0.25

See Notes to Unaudited Pro Forma Condensed Combined Statement of Operations

ELECTRONICS FOR IMAGING, INC.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED
STATEMENT OF OPERATIONS
(in thousands, except per share data)

NOTE 1 DESCRIPTION OF TRANSACTION AND BASIS OF PRESENTATION

     On February 26, 2003, EFI and Printcafe signed a merger agreement providing for the acquisition of Printcafe for $2.60 per share for each outstanding Printcafe share of common stock. The merger agreement provided each Printcafe stockholder with the right to elect whether to receive the merger consideration in cash or shares of EFI’s common stock. The merger was completed on October 21, 2003.

NOTE 2 PURCHASE PRICE

     Printcafe’s stockholders could elect to receive cash or shares of EFI common stock in the merger. The exchange ratio was derived as follows:

(A)	Consideration per share of Printcafe common stock	$2.60
(B)	10-day average closing price of EFI stock ending on and	$24.82
	including October 14, 2003
(C)	Exchange ratio (A÷ B)	0.1048

     The allocation of the purchase price was made as follows:

Purchase Price
Fair value of 201,923 shares of EFI common stock issued in exchange for 1,926,747 shares of Printcafe common stock electing to exchange shares in the Merger		$5,011
Cash paid to Printcafe shareholders in exchange for Printcafe common stock		22,916
Pre-merger acquisition of Printcafe common stock		5,529
Estimated acquisition costs comprised of investment banking fees, employee retention bonuses, legal fees and accounting and administrative fees		2,739
Fair value of stock options and warrants assumed using Black-Scholes valuation with the following assumptions: stock price at grant of $25.28; volatility of 52%; risk free interest rate of 2.3%; no dividend yield; and the contractual remaining term of the option or warrant		566

Total purchase price		$36,761
Net Assets Acquired
Excess of Printcafe liabilities over its tangible assets		12,493
In-process research and development		8,600
Developed technology	$7,400
Patents, trademarks & trade names	3,700
Maintenance agreements	10,700
Customer contracts & relationships	5,400
Identifiable intangibles (estimated 7 year life)		27,200
Goodwill		24,334
Adjustments to Recorded Balances
Increase in deferred tax liability related to intangibles		10,880
Elimination of debt discount		917
Reduction in deferred revenue		(2,249)
Elimination of EFI’s investment in Printcafe		(5,529)

NOTE 3 PRO FORMA ADJUSTMENTS

     (1)  Increase in EFI shares outstanding of 202 (1,927 shares of Printcafe common stock converted at a ratio of 0.1048).

     (2)  Reclassification of Printcafe depreciation expense for the period ended October 21, 2003 to conform with EFI’s financial statement presentation.

Elimination of depreciation expense presented as a separate line item	$(1,260)
Reclassification of depreciation expense to cost of revenue	323
Reclassification of depreciation expense to research and development expense	421
Reclassification of depreciation expense to sales and marketing expense	351
Reclassification of depreciation expense to general and administrative expense	165

$0

     (3)  To eliminate Printcafe’s amortization of goodwill and intangibles, offset by the amortization of the acquired identifiable intangibles of $27,200. The developed technology has an estimated useful life of 4 years, with trademarks, trade names, patents, maintenance agreements and customer relationships to have estimated useful lives of 7 years.

Eliminate Printcafe amortization of acquired identified intangibles for period ended October 21, 2003	$(5,189)
Recognize amortization of EFI acquired identified intangibles for period ended October 21, 2003	3,773

$(1,416)

     (4)  To reduce interest income related to reduction in cash balances expended upon completion of acquisition (cash consideration and payoff of Printcafe’s debt), and to eliminate interest related to the forgiveness of a stockholder note.

Reduction of interest income earned on cash balance through October 21, 2003	$(952)

     (5)  To eliminate debt origination fees related to Printcafe debt.

Elimination of debt origination fees	$2,531

     (6)  To eliminate interest expense associated with Printcafe’s related party outstanding debt.

Elimination of interest expense	$1,043

     (7)  Reduction of income tax liability related to the incorporation of Printcafe losses.

Reduction in provision for income taxes	$6,774

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